FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
     For the month of      February        , 2007
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES
Canon Inc. to Acquire Own Shares

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date February 15, 2007	By	/s/ Hiroshi Kawashimo
(Signature)* Hiroshi Kawashimo
General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Canon Inc. to Acquire Own Shares

February 15, 2007
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]
Inquiries:
Toshizo Tanaka
Senior Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Canon Inc. to Acquire Own Shares
(Under the provisions of its Articles of Incorporation
pursuant to paragraph 2, Article 165, of the Corporation Law of Japan)
At the Board of Directors meeting held on February 15, 2007, Canon Inc. (the Company) resolved to acquire its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law, as follows.
1.	Reason for acquisition of own shares

The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2.	Details of acquisition

1.	Type of shares to be acquired:	Shares of common stock
2.	Total number of shares to be acquired:	Up to 17 million shares (Equivalent to 1.3% of outstanding shares)
3.	Total cost of acquisition:	Up to 100 billion yen
4.	Period of acquisition:	From February 16, 2007 to March 16, 2007
3.	Regarding the Company’s capital and shareholder return policies

From now on, as an important part of its capital strategy, the Company will acquire its own shares, as it deems necessary, to improve capital efficiency and realize a flexible capital strategy, taking into account future investment and other financial plans.

As for shareholder return, the Company will continue its current dividend policy to gradually raise the payout ratio to approximately 30% on a consolidated basis.
(Reference) Possession of treasury stock as of December 31, 2006

Number of outstanding shares (Excluding treasury stock)	1,331,651,440 shares
Number of treasury stock	1,794,390 shares